MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2007
PREPARED AS OF FEBRUARY 28, 2008

Introduction

The following sets out the Management’s Discussion and Analysis ("MD&A") of the financial position and results of operations for the fiscal year ending October 31, 2007 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). This MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements and accompanying notes for the fiscal quarters ending July 31, 2007, April 30, 2007 and January 31, 2007 which are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

This MD&A contains "forward-looking statements" within the meaning of applicable Canadian securities legislation. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the nature of the business activity that it is involved with which is affected by numerous factors beyond the Company’s control; the existence of present and possible future government regulation; the significant and increasing competition that exists in the Company’s business sector, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2007
TABLE OF CONTENTS
PREPARED AS OF FEBRUARY 28, 2008

I.	Overview
II.	Technology Developments During 2007
III.	Going Concern
IV.	Operating Results and Financial Position
V.	Unaudited Quarterly Financial Information
VI.	Liquidity and Capital Resources
VII.	Critical Accounting Policies
VIII.	Commitments and Contingencies
IX.	Disclosure Controls
X.	Financial Instruments
XI.	Off Balance Sheet Arrangements
XII.	Transactions with Related Parties
XIII.	Share Capital
XIV.	Subsequent Events

Tables
1.	Selected Information from Statement of Operations and Deficit
2.	Selected Balance Sheet Information
3.	Unaudited quarterly financial statements
4.	Financing raised
5.	Outstanding stock options and warrants

Unless otherwise indicated, $ amounts reported are stated in U.S. dollars

MICROMEM TECHNOLGIES INC.
CONSOLIDATED FINANCIAL STATMEENTS
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2007
PREPARED AS OF FEBRUARY 28, 2008

I.

OVERVIEW

1.

The 2007 fiscal year was a challenging year for the Company. We completed the transition from our research efforts conducted at the University of Toronto ("UofT") to further development efforts conducted in the California-based foundry, Global Communication Services ("GCS"). The work plan with GCS was established during the third quarter of the year and commenced in September 2007. As discussed further below, the work plan continues on time and on budget.

2.

To best accommodate these efforts and the Company’s go forward plans, we undertook a number of initiatives during 2007:

a.

In mid-2006 we developed a working relationship with a California-based engineering/consulting firm, Strategic Solutions Inc. ("SSI"). We continued this arrangement during the 2007 fiscal year and, in May 2007, entered into a short-term contract with SSI to formalize this relationship. The original contract extended to

October 31, 2007 and it has since been extended to mid-2008. SSI is our primary interface with GCS.

b.

The Board of Directors authorized the formation of a Technical Advisory Committee ("TAC") at the Company’s Annual General Meeting held in July 2007. The TAC is chaired by Mr. Larry Blue, a Company director who has significant past experience in the semiconductor industry. Mr. Steven Van Fleet, a Company director, also serves on the TAC – he has considerable past experience in RFID technology and expertise in the commercialization of early stage technologies. Subsequent to the end of the fiscal year, Mr. Van Fleet was formally appointed as Head of Project Development efforts for the Company.

In order to ensure that the Company was obtaining an independent perspective on the priorities and efficacies of its go forward development plans, it also engaged the services of Mr. Henry Dreifus, and his company, Dreifus Associates Limited, Inc. ("DAL"), an Orlando, Florida-based consulting firm with substantial experience and dealings in the technology and defense sectors in the United States and elsewhere. DAL has had previous assignments in the magnetic random access memory ("MRAM") space in which the Company operates.

As discussed below, the TAC is guiding the go forward strategy for the Company as it moves towards commercialization of its technology.

c.

In 2007, research efforts continued at the UofT under the direction and supervision of Dr. Harry Ruda who has worked with the Company since 2003. In 2007, the UofT was successful in delivering a functional prototype of our MRAM device to be used for future testing by GCS in the California foundry. While the working relationship with UofT continues, the month-to-month research efforts at the UofT on the Company’s behalf were wound down by the end of fiscal 2007; it is anticipated that the Company will continue to engage the UofT and Dr. Ruda in future for specific projects relating to our technology on an "as needed" basis.

d.

We initiated discussions with several potential strategic development partners during

2007 and these discussions accelerated towards the end of our fiscal year as the GCS foundry work commenced. The Company has signed a number of non-disclosure agreements with prospective strategic development partners as of year-end. The Company’s objective in 2008 will be to move forward with a strategic partner(s) on specific product technology development and commercialization efforts.

e.

On November 18, 2007, the Company, in accordance with the terms of the employment agreement previously executed, served Dr. Cynthia Kuper with four months notice of termination of her employment agreement. Dr. Kuper served as a consultant to the Company in 2004 and was appointed as Chief Technology Officer ("CTO") in January 2005 for an initial two-year term. The contract was extended before the end of the original term on the same terms, conditions and cancellation provisions.

In February 2008, the CTO filed a claim, through counsel, with respect to alleged discriminatory employment practices in violation of the Sarbanes Oxley of 2002. The Company vigorously denies these allegations which it believes to be malicious and frivolous. The Company and the CTO, through respective counsel, are now in the process of mediating this dispute – the mediation date has been set for April 21, 2008.

3.

The Company continued its efforts to secure the requisite financing for its initiatives in 2007:

a.

It raised approximately $1.46 million in cash through private placement financings, through the exercise of stock options by directors and officers and through the exercise of warrants by previous private placement subscribers.

Additionally, it secured $505,000 of bridge loan financing from an arm’s length party during the year, which amount was repaid prior to year-end. Finally, it secured a $100,000 loan from an arm’s length party and a $30,000 loan from a director which, in both cases, were converted to common shares subsequent to year-end.

b.

Subsequent to October 31, 2007, to the date of this report, the Company has secured additional private placement financings totaling $933,025 and has negotiated in January 2008, another $200,000 bridge loan from the same arm’s length source – this amount was repaid in February 2008. In February, an officer exercised 100,000 options and the Company realized proceeds of $72,000.

c.

In June 2007, the Company engaged a European-based consulting firm to raise, on a best efforts basis, up to $8.5 million of funding for the Company. The Company worked closely with this group over the next three months and initially was encouraged by the progress of these discussions, as announced in a midsummer press release. Unfortunately, these financing discussions did not materialize into a completed financing and, by year-end, the Company has de-emphasized this initiative. Instead, the Company has continued to secure smaller amounts of private placement financings as outlined above. The estimated costs associated with this financing initiative were approximately $75,000 including work fees, out-of-pocket expenses and travel costs.

The Company’s ongoing challenge is to secure the required financing to support its business plans while at the same attempting to minimize further dilution through common share issuances. To accommodate these somewhat conflicting goals, the Company has continued to pursue a financing strategy whereby it secures small amounts of funding to meet its immediate requirements. In 2008 it will have to secure larger amount of financing to accommodate its planned ramp-up of development and commercialization efforts.

4.

The Company has previously attempted to clear an F3 Registration Statement pertaining to Unit private placement financings which it completed between December 2004 and April 2005. It filed the initial registration statement in May 2005 with the Securities and Exchange Commission. It decided to suspend that filing in late 2005 and re-file in 2006. As of this date, the filing has not been finalized. The Company has incurred significant costs associated with this exercise and, in 2007, the Board of Directors concluded that, in keeping with the best efforts nature of the registration filing process, the Company had exercised all best efforts and that it would not pursue further registration efforts of the aforementioned financing. At the same time, the Company has extended the expiry dates for the underlying warrants attached to the Unit private placements on several occasions and has repriced these warrants to reflect market conditions at the point in time that these extensions were approved.

5.

At October 31, 2007, the Company has a total of 10,325,000 stock options outstanding which expire at various points in time over the next five years. The proceeds available to the Company, if all options were exercised, is approximately $7.4 million.

Additionally, at October 31, 2007, the Company has 4,471,328 common share purchase warrants outstanding which expire during 2008-2009 if unexercised. The proceeds available to the Company if all such warrants were exercised is approximately $1.8 million.

6.

The Company has maintained its intellectual property filings on an up-to-date basis through its association with Morgan Lewis LLP, a large U.S.-based law firm with significant expertise in intellectual property.

7.

Micromem continues to have a small staff consisting of the President, Chief Financial Officer, Chief Information Officer, Controller and several support staff. The Company recovers a portion of these costs from associated companies which operate from the same office premises as the Company. All research, development and other technical initiatives are outsourced, as discussed above.

8.

The Board of Directors met four times during 2007 and has overseen the Company’s go forward plans. There were no changes to the composition of the seven person Board of Directors in 2007.

The Company’s Audit Committee consists of three independent directors and supervises all of the Company’s quarterly and annual filings. It also has the responsibility for developing and overseeing governance-related matters – disclosure policies, insider trading policies and whistle blower policies.

In 2007, the Company’s Board has dealt with several informal inquiries by shareholders as to the Company’s reporting practices, disclosure policies and financing strategies.

The Company continues to be fully compliant with the regulatory agencies to whom it reports. In 2007 the Company has not received any correspondence or inquiries from these agencies with respect to any of its filings.

9.

Looking forward, the key tasks for the Company in 2008 will be:

a.

To successfully complete the current program with the GCS foundry working with SSI and to continue the next generation research and development efforts as appropriate.

b.

To leverage the foundry results and strategic initiatives with corporate partners leading to licensing and commercialization opportunities for the Company.

c.

To add new members to the Company’s Board of Directors as may be required and to begin to recruit seasoned senior management from the technology sector.

d.

To secure the requisite financing to accomplish these goals.

II.

TECHNOLOGY DEVELOPMENTS DURING 2007

A recap of the developments and milestones achieved in 2007 is as below:

1.

We began the year with our ongoing research activity at the UofT. By May 2007, certain testing of radiation hardness on the Micromem prototype had been completed and the measurements showed that the sensors were able to function as a memory element after dosing with high levels of radiation. At that point, the UofT research facility began to make and test integrated bit cells for future testing in a fabrication facility.

2.

The Company had entered into 10 separate non-disclosure agreements by early 2007 with vertically integrated multi-national corporations with operations in a variety of sectors ranging from defense to consumer electronics. In 2006 – 2007 several of these parties conducted preliminary due diligence on the Micromem technology and, as a result, the Company was invited to make more in-depth presentations of its MRAM technology to such parties. As one example, the Company was invited to attend a small business nanotechnology presentation, hosted by a large U.S. defense contractor, in April 2007.

3.

In May 2007, we finalized a contract with SSI, for their services on a go forward basis, as a prerequisite to launching the testing of the prototypes developed at the UofT in an industrial foundry setting.

4.

In July 2007, the Board of Directors formed the above-noted Technical Advisory Committee to lead its go forward initiatives.

5.

In September 2007, the Company announced that it had engaged GCS for its next stage of MRAM development. The preliminary scope for GCS that was developed was the design and build of a commercial MRAM device utilizing the Company’s technology. Supervision of this work was spearheaded by Strategic Solutions Inc., reporting to the TAC.

6.

In November – December 2007, the Company reported that it was making satisfactory progress with the work plan at GCS, achieving the milestones that it had established within the budget that it had developed. At the date of this report, the program at GCS continues. The overall cost associated with the GCS program, including the participation of SSI, is estimated at approximately $2 million.

7.

The Technical Advisory Committee continues to pursue a number of discussions with potential strategic development partners and these discussions are ongoing at the date of this report.

III.

GOING CONCERN

These consolidated financial statements have been prepared on the "going concern" basis, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.

These consolidated financial statements do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should we be unable to continue in business. If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

We have incurred substantial losses to date. It will be necessary for us to raise additional funds in order to continue to develop, test and commercially exploit our technologies. There is no certainty that such financing will be available in the future.

Our ability to continue as a going concern is dependent upon completing the development of our technology for particular applications, successfully bringing our technology to market, achieving profitable operations and obtaining additional financing. The outcome of these matters cannot be predicted at this time.

IV.

OPERATING RESULTS AND FINANCIAL POSITION

Table 1 sets forth selected information from the consolidated statements of operations and deficit for the fiscal years ending October 31, 2001-2007 and the quarterly information through October 31, 2007. Table 2 sets forth selected information from the consolidated balance sheets for the fiscal years ending October 31, 2001-2007.

Financial Position:

The Company reports a working capital deficiency of $1,531,855 at October 31, 2007 (2006: deficiency of $448,923).

Included in accounts payable and accrued liabilities at October 31, 2007 is approximately $542,000 of deferred payments due to officers and an amount due to a previous contractor totaling $289,000, which amount has been reflected on the books for the past five years.

The cash loss on operations in 2007 was approximately $2.5 million. These costs were financed by the Company through approximately $1.5 million of additional equity raised and utilization of additional trade credit of approximately $1 million.

The components of the total equity raised include the following:
	2007	2006
Private placement financings	$716,230	$75,000
Exercise of stock options	552,000	1,064,980
Exercise of common share purchase warrants	191,000	485,548
	$1,459,230	$1,625,529

In addition to the above, the Company has secured several short-term bridge financing loans. It secured a $505,000 loan in September 2007 which was repaid prior to year-end. It secured an additional $130,000 of loans in October 2007 which were converted into common shares subsequent to year-end.

The Company has continued to secure private placement financings totaling 93,025 since October 31, 2007. Additionally, an officer exercised 100,000 options in February 2008 and the Company realized $72,000 of proceeds.

The Company has 10,325,000 stock options outstanding which expire over the next five years if unexercised. If all of the stock options are exercised, the Company will realize approximately $7.4 million. Additionally, the Company has 4,471,328 common share purchase warrants outstanding which expire over the next two years if unexercised. The Company would realize approximately $1.8 million of proceeds if all of these common share purchase warrants were exercised. No assurances can be given that any of these stock options or common share purchase warrants will be exercised.

Comparison of 2007 Fiscal Year Operations to Prior Year:

The Company remains in pre-revenue mode. It reported interest income totaling $2,586 in 2007 (2006: $9,930).

Administration costs were consistent between years – in 2007 the Company reported $223,177 of administration costs (2006: $268,241). These costs relate to public company filings, office support costs, Annual Meeting costs, communication costs etc.

Professional, management and consulting fees totaled $1,250,984 in 2007 (2006: $1,017,859). The major components of the costs in 2007 include legal fees pertaining to intellectual property filings of approximately $220,000, other legal expenses totaling $26,000, audit and filing-related expenses totaling approximately $100,000. Management and consulting fees incurred in 2007 totaled $309,000 paid to the Chairman (2006: $133,600), $116,000 to each of the President and the CFO (2006: $72,000 in each case) and $266,000 paid to the Company’s CTO (2006: $266,000). The Company has paid a total of approximately $100,000 to other consultants during the year (2006: $86,000).

Wages and salaries totaled $111,109 in 2007 (2006: $172,169). There are three employees on payroll and in 2007, the Company was successful in rebilling a portion of these costs to other companies who share the same office space as the Company.

Research and development costs in 2007 totaled $682,331 (2006: $368,969). In 2007, the Company incurred incremental costs associated with the services provided by SSI of approximately $300,000 as compared to approximately $50,000 in the prior year. It incurred approximately $330,000 with respect to work performed at the UofT, in 2007, comparable to the costs incurred in 2006.

Travel and entertainment costs totaled $141,200 in 2007 (2006: $195,607). In 2006, the Company incurred considerable travel expenses pertaining to our Chief Technology Officer. These costs were not replicated in 2007. Other travel costs incurred in 2007 relate to costs incurred with respect to visits to the California-based foundry, travel costs associated with the attempted European financing and costs associated with a preliminary due diligence visit to a European-based potential strategic partner.

Stock compensation expense in 2007 totaled $269,216. The Company issued a total of 775,000 stock options in 2007 and 250,000 common share purchase warrants associated with the bridge loan financing that it completed in September 2007. The total non-cash costs associated with these options and warrants was calculated in accordance with the Black Scholes option-pricing model. In 2006, the comparable expense was $2,058,580, relating primarily to a total of 4.6 million stock options granted to officers, directors and employees in July 2006.

The Company’s functional currency is the U.S. dollar. It has ongoing exposure to Canadian dollar denominated expenses. Given fluctuations in the prevailing exchange rates from time to time, the Company reports foreign exchange gains or losses relating to the translation of its statements into U.S. dollars. The foreign exchange loss in 2007 was $135,947 reflecting the significant appreciation of the Canadian dollar against the U.S. dollar in 2007. The foreign exchange gain in 2006 was $13,295.

Quarter ended October 31, 2007 compared to quarter ended October 31, 2006:

Professional management and consulting fees were $686,723 in 2007 compared to $455,864 in 2006. The Company recorded an additional $150,000 pertaining to the Chairman’s compensation, in accordance with the contractual arrangements previously negotiated, during the last quarter of 2007; there was no comparable amount in 2006. In 2007, the Company recorded additional year-end compensation for each of the President and CFO in the amount of $50,000 of deferred compensation; no such amount was recorded in 2006.

Stock compensation expense in the last quarter of 2007 was $138,357 relating to stock options granted and common share purchase warrants issued during the quarter. The comparable expense in the last quarter of 2006 was $1,914,774 relating to 4.6 million stock options granted during that quarter.

Research and development costs totaled $386,431 in Q4 2007 versus $120,000 in 2006, the difference attributable to the additional costs incurred with respect to SSI and the start-up costs pertaining to the foundry work with GCS.

Other expenses incurred in Q4 2007 were comparable to the expenses reported in Q4 2006.

The Company reported a net loss of $1,328,604 or $0.02 per share in the last quarter of 2007 (2006: loss of $2,459,560 or $0.05 per share).

V.

UNAUDITED QUARTERLY FINANCIAL INFORMATION

Table 3 presents certain quarterly information for the 2005-2007 fiscal years.

VI.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity:

Table 4 provides a summary of the financing that was raised in 2006-2007.

We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our memory technologies. As at October 31, 2007, our working capital deficiency was $1,531,855 (2006: $448,923). This amount includes approximately $289,000 of accrued liabilites which will not be discharged in 2008 and accrued deferred compensation to senior officers of a total of $642,000 which will only be paid once the Company has the resources to do so. We must obtain financing to continue funding future research and development. We continue to pursue equity sources of financing to meet our working capital requirements.

We currently have no lines of credit in place and must obtain financing from new investors and from investors who currently hold outstanding options and warrants in order to meet our cash flow needs until we generate revenues.

We have granted to our directors, officers and other employees options to purchase shares at prices that are at or above market price on the date of grant. A summary of the outstanding options and warrants are provided in Table 5.

Capital Resources

We have no commitments for capital expenditures as of October 31, 2007.

VII.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in Note 3 to our consolidated financial statements, which should be read in conjunction with management’s discussion of the Company’s critical accounting policies and estimates set forth below.

Canadian GAAP:

Our financial statements are prepared in conformity with Canadian GAAP which require our management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, we rely on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

Foreign current translation:

Accounts recorded in foreign currency have been converted to United States dollars as follows:

? Current Assets and Current Liabilities at the prevailing exchange rates at the end of the year;

? Other Assets at historical rates;

? Revenues and expenses are translated at the average monthly exchange rate which rate approximates the rate of exchange prevailing at the transaction dates; and

? Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Stock-based compensation:

Until October 31, 2004, for all awards of employee stock-based compensation granted after January 1, 2002, we recognized employee stock-based compensation costs under the intrinsic value-based method and provided proforma disclosure of the impact on net income and earnings per share as if the fair value-based method has been applied. Effective November 1, 2004, we have adopted the fair value method of accounting for employee stock-based compensation costs. Accordingly the financial statements at October 31, 2004 has been restated for the effect of the stock-based compensation costs that we had incurred to that date, which expense previously was disclosed on a proforma basis. The stock-based compensation expense for options granted since October 31, 2004 has been reflected as an expense in the consolidated statement of operations.

Research and Development costs:

We are a development stage company. Research and development costs are expensed in the period incurred.

Unit Private Placements :

The Company has adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of Unit private placement financings. In that the Unit private place price is equal to the common share price at the issue date of the Unit, the Company has assigned 100% of the proceeds to the common shares and a nil value to the attached warrants.

VIII.

COMMITMENTS AND CONTINGENCIES :

a.

Technology development agreement with Estancia:

To the extent that the Company generates revenue in future relating directly and specifically to the Vemram patents, we are obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses. To date no revenues have been generated.

b.

Operating leases:

We have operating lease commitments which expire in 2010 with respect to our head office. The future annual minimum annual lease payments are approximately as between 2007 – 2010 are $127,000 per annum.

c.

Legal matters :

There are currently no outstanding legal matters to which the Company is a party. We have agreed to indemnify our directors and officers and certain of our employees in accordance with our by- laws. We maintain insurance policies that may provide coverage against certain claims.

The Company is in the process of mediation with respect to the employment agreement which it terminated with its CTO in November 2007.

d.

Royalties:

The Company has obligations under the terms of the License Agreement signed with the UofT in June 2005. To date no royalty obligations have been incurred, as the Company has not generated any revenues.

e.

Contracts :

In January 2005, we entered into an employment agreement with Dr. Cynthia Kuper for her services as our CTO. The agreement extended for 2 years with a cancellation clause which could be executed by the Company at any time with 4 months notice provided. The base remuneration stipulated in the employment agreement was $260,000 per year. In September 2006, with an effective date of January 2007, this agreement was extended under the same terms, conditions and cancellation clauses. In November 2007, in accordance with the terms of the agreement the Company served four months notice to terminate this agreement. In February 2008, the Chief Technology Officer filed a claim through counsel, with respect to alleged discriminatory employment practices in violation of the Sarbanes Oxley Act of 2002. The Company vigorously denies these allegations which it considers malicious and frivolous. The Company and the CTO, through respective counsel, are now in the process of mediating this dispute – the mediation date has been set for April 21, 2008.

On May 29, 2005, we entered into a new employment agreement with the Chairman of the Board of Directors, Salvatore Fuda (the "Chairman"), for a period from January 1, 2005 through September 30, 2009. Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as at December 31, 2005 subject to a minimum annual compensation amount of $150,000 in Canadian funds. At our option, we can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2 million common shares. Under this contract, the 2007 expense as reported was $309,232 as compared to $133,600 in 2006.

IX.

DISCLOSURE CONTROLS:

Pursuant to Multilateral Instrument 52-109, Certification of Disclosures in Issuer’s Annual and Interim filings, management has evaluated the effectiveness o f the Company’s disclosure controls and procedures and has concluded that they meet required standards.

The Company has few employees and a predictable number of accounting transactions per quarter. The Company undertakes to ensure that all material deve lopments and transactions are identified and reported upon on a timely basis. Specific procedures that have been adopted include:

a.

The Board of Directors meets on a regular basis to monitor all of the business activity of the Company and to review the appropriate disclosure requirements

b.

The Audit Committee meets on a regular basis for the purpose of reviewing all required filings with the regulators and to review the related disclosures.

c.

The senior management team works closely to monitor and to report on the business developments within the Company on a timely basis. This includes the President, the Chief Financial Officer, the Chief Information Officer and the Company’s Controller.

The Company believes that it maintained appropriate information systems, procedures and controls to ensure that information used internally and disclosed internally is complete, accurate, reliable and timely. The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports are recorded, processed, summarized and reported accurately.

In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives. In the unforeseen event that lapses in the disclosure controls and procedures occur and/or mistakes arise, the Company intends to take the necessary steps to minimize the consequences thereof.

X.

FINANCIAL INSTRUMENTS:

It is management’s opinion that the Company is not exposed to significant interest rate and credit risks arising from the financial instruments and the fair value of financial instruments approximates the carrying value.

XI.

OFF-BALANCE SHEET ARRANGEMENTS:

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

XII.

TRANSACTIONS WITH RELATED PARTIES:

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by respective parties. These transactions relate to office salaries, rent and other expenses.

The Company has paid cash and non-cash compensation to its officers and directors during the fiscal year as follows:

		Cash	Non-Cash
		Compensation	Compensation
Chairman	2007	$309,232	$-
	2006	133,600	416,250

Officers & Directors	2007	563,000	105,000
	2006	611,000	1,165,000

XIII.

SHARE CAPITAL:

At October 31, 2007 the Company reports 72,946,167 common shares outstanding (2006: 69,191,299). Additionally the Company has 10,325,000 stock options outstanding with a weighted average exercise price of $.53 (2006: 11,550,000 options outstanding with a weighted average exercise price of $.53) and a total of 4,471,328 outstanding warrants to acquire common shares with a weighted average exercise price of $.41 (2006: 4,848,818 outstanding warrants with a weighted average exercise price of $.53).

XIV.

SUBSEQUENT EVENTS:

The following subsequent events are noted:

a.

A total of $103,702 representing the $100,000 bridge loan which the Company secured in October 2007 plus accrued interest was settled through the issuance of common shares at a price of $0.54 per share in November 2007. The Company thus issued 192,041 common shares as settlement.

b.

$30,000 representing the bridge loan which the Company secured in September 2007 from a director was settled through the issuance of common shares at a price of $0.56 per share in February 2007.

c.

Between November 2007 – February 2008 the Company completed a series of private placement financings with arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received a total of $933,025 as subscription proceeds and issued a total of 1,871,497 common shares. Additionally, an officer exercised 100,000 options in February 2007 and the Company realized $72,000 of proceeds.

d.

The Company secured a 30-day bridge loan of $200,000 from an arms’ length party in January 2008. The interest rate on the bridge loan was 4% due in 30 days. As additional consideration, the Company issued 100,000 common share purchase warrants at a strike price of $0.60 per share. The loan was repaid in February 2008.

e.

The Company served 4 months notice on November 18, 2007 to the CTO with respect to the termination of the previously executed employment agreement. In February 2008, the CTO filed a claim, through counsel, with respect to alleged discriminatory employment practices in violation of the Sarbanes Oxley Act of 2002. The Company vigorously denies these allegations which it considers malicious and frivolous. The Company and the CTO, through respective counsel, are now in the process of mediating this dispute – the mediation date has been set for April 21, 2008.

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Table 1

Micromem Technologies Inc Management Discussion and Analysis October 31, 2007

Selected statement of Operations and Deficit information (all amounts in United States dollars)
Fiscal year	Interest and		Loss per share
ending October 31,	other Income	Net Loss	(basic and fully diluted)

2007	2586	(2,811,378)	(0.04)

2006	9,930	(4,058,180)	(0.06)

2005	8,703	(4,035,483)	(0.07)

2004	4,746	(2,314,298)	(.043)

2003	20,121	(1,767,965)	(.038)

2002	165,892	(14,565,515)	(.300)

2001	185,590	(9,187,377)	(.210)

Quarter ending:

January 31, 2007	2,166	(357,766)	(0.005)

April 30, 2007	420	(524,908)	(0.005)

July 31, 2007	-	(600,100)	(0.01)

October 31, 2007	-	(1,328,604)	(0.02)

Table 2
Micromem Technologies Inc Management Discussion and Analysis October 31, 2007

Selected Balance Sheet Information (all amounts in United States dollars)
Fiscal year	Working capital	Capital assets			Shareholders equity
ending October 31,	(deficiency)	at NBV	Other Assets	Total Assets	(deficit)

2007	(1,531,855)	-	-	329,232	(1,531,855)

2006	(448,923)	-	-	465,440	(448,923)

2005	(74,831)	-	-	728,375	(74,831)

2004	34,685	2,925	-	474,234	37,610

2003	100,670	3,768	-	350,138	104,438

2002	1,368,589	98,654	307,698	1,583,422	1,391,903

2001	3,455,108	336,839	10,332,971	14,454,470	14,124,918

Quarter ending:

January 31, 2007	(451,689)	-	-	299,877	(451,689)
April 30, 2007	(477,651)	-	-	273,695	(477,651)
July 31, 2007	(964,838)	-	-	88,331	(964,837)
October 31, 2007	(1,531,855)	-	-	329,232	(1,531,855)

Table 3
Micromem Technologies Inc Management Discussion and Analysis October 31, 2007

Unaudited quarterly financial information (all amounts in United States dollars)

Quarter ending	Revenues	Loss for the quarter	Basic and fully diluted loss per share

October 31, 2004	117	(429,289)	(0.01)

July 31, 2004	450	(1,621,839)	(0.03)

April 30, 2004	3,658	(70,876)	-

January 31, 2004	521	(192,294)	-
	4,746	(2,314,298)	(0.04)

October 31, 2005	7,070	(1,380,802)	(0.03)

July 31, 2005	1,043	(1,726,931)	(0.04)

April 30, 2005	301	(474,227)	(0.01)

January 31, 2005	289	(453,523)	(0.01)
	8,703	(4,035,483)	(0.07)

October 31, 2006	7,686	($2,459,560)	(0.04)

July 31, 2006	1025	(530,370)	(0.01)

April 30, 2006	-	(333,768)	(0.01)

January 31, 2006	1,219	(734,482)	(0.01)
	9,930	(4,058,180)	(0.06)

January 31, 2007	2,166	(357,766)	(0.005)

April 30, 2007	420	(524,908)	(0.005)

July 31, 2007	-	(600,100)	(0.01)

October 31, 2007	-	(1,328,604)	(0.002)

	2,586	(2,811,378)	(0.04)

Table 4
Micromem Technologies Inc Management Discussion and Analysis October 31, 2007

Financing raised by the Company

Date of financing	2006			2005

	Shares	Price/share	$	Shares	Price/share	$

Private placements
December 2004				1,028,334	0.60	617,000
March 2005				1,300,000	0.65	845,000
March 2005				14,000	0.75	10,500
May 2006	150,000	0.50	75,000

Exercise of warrants
Aug - Oct 2004				2,031,250	0.08	162,500
June - Sept 2004
October 2004				400,000	0.11	44,000
June 2006	771,850	mixed	485,548

Exercise of options
June 2005	-	-	-	1,820,000	0.30	553,600
January 2006	150,000	0.30	45,000
February-March 2006	1,600,000	0.30	480,000
May-July 2006	1,100,000	0.30	329,980
August-October 2006	700,000	0.30	210,000
	4,471,850		1,625,528	6,593,584		2,232,600

	2007

Exercise of options
January 2007	1,000,000	0.30	300,000
March 2007	600,000	0.30	180,000
September 2007	100,000	0.72	72,000

Exercise of warrants
April 2007	417,500	0.40	167,000
July 2007	60,000	0.40	24,000

Private Placements	1,577,368	0.45	716,230
October 2007		(avg)

	3,754,868		1,459,230

Table 5

Micromem Technologies Inc Management Discussion and Analysis October 31, 2007

Number of options	Strike price	Expiry date
350,000	0.36	4/15/2012
100,000	0.68	3/15/2009
50,000	0.63	11/15/2009
300,000	0.60	3/22/2010
100,000	0.91	6/17/2009
200,000	0.30	7/18/2009
1,800,000	0.65	6/16/2009
2,400,000	0.72	5/27/2010
4,600,000	0.80	7/13/2011
150,000	0.70	5/31/2008
50,000	0.50	5/31/2012
225,000	0.60	10/31/2012
10,325,000	0.72	(average)

Total proceeds if all options exercised		$7,399,500

Outstanding Warrants

211,317	0.40	6/30/2008
1,028,344	0.40	6/30/2008
870,000	0.40	6/30/2008
1,300,000	0.40	6/30/2008
4,667	0.40	6/30/2008
7,000	0.40	6/30/2008
800,000	0.40	6/30/2008
250,000	0.50	9/27/2009
4,471,328	0.41

Total proceeds if all warrants exercised		$1,813,530